04004833

SECURITI MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C.

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Blackstone Group L. P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis J. Walsh — 212-583-5688 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

The Blackstone Group L.P.
(SEC I.D. No. 8-35941)

Statement of Financial Condition

as of December 31, 2003
and Independent Auditors' Report
and Supplemental Report on
Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report

To the Partners of
The Blackstone Group L.P.:

We have audited the accompanying statement of financial condition of The Blackstone Group L.P. (the "Partnership") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Blackstone Group L.P. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2004

The Blackstone Group L.P.
Statement of Financial Condition
as of December 31, 2003

ASSETS

Cash and cash equivalents	$14,946,273
Accounts receivable, net of allowance for doubtful accounts of $935,000	19,948,390
Notes receivable	612,000
Prepaid expenses	43,649
Total assets	$35,550,312

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 2,083,134
Deferred revenue	633,548
Payable to affiliates	2,726,281
Total liabilities	5,442,963
Partners' capital:	
General partner	301,073
Limited partner	29,806,276
Total partners' capital	30,107,349
Total liabilities and partners' capital	$35,550,312

See notes to statement of financial condition.

The Blackstone Group L.P.
Notes to Statement of Financial Condition
as of December 31, 2003

1. The Partnership

The Blackstone Group L.P. ("TBG" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in merger and acquisition advisory services and corporate restructuring advisory services. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain Blackstone entities engaged in the financial services business, is the 99% limited partner. The Blackstone Group Inc. ("TBG Inc.") is the 1% general partner.

Profits and losses are allocated in accordance with the Partnership Agreement.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Partnership has defined cash and cash equivalents as cash and short-term, highly liquid investments with maturities of three months or less.

Revenue Recognition

Advisory transaction fees are recorded when services are substantially completed. Advisory retainer fees are recognized based on the terms of the advisory agreements. Interest income is recorded on the accrual basis.

Deferred revenue represents the receipt of advisory fees prior to such amounts being earned.

Income Taxes

No provision for federal or state income taxes is recorded by the Partnership as the individual partners are responsible for such taxes based on their allocable share of the Partnership's taxable income. A local unincorporated business tax assessed on the Partnership's income is included in the accompanying Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from the estimates included in the Statement of Financial Condition.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. The Interpretation clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and measurement provisions of the Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002 and are included in Note 9. The recognition and measurement provisions of the Interpretation did not have a material impact on the Partnership's financial statements.

FASB Interpretation No. 46 (revised in December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R") addresses consolidation by business enterprises that control another entity through interests other than voting rights (referred to as a variable interest entity). The Partnership has determined that FIN 46R does not impact the Partnership's financial statements.

3. Transactions with Affiliates

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, indirect occupancy costs are allocated among the Partnership and its affiliates based on proportionate direct occupancy square footage. Indirect compensation is allocated among the Partnership and its affiliates based on the percentage that each entity's direct compensation represents of the total direct compensation. All other Indirect Expenses are allocated among the Partnership and its affiliates based on the weighted average percentage of time spent by professionals working on each of the Partnership's and its affiliates' activities. Additionally, BASP pays, on behalf of the Partnership, direct expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation, occupancy, communications, promotional, research and professional

services. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Receivable from affiliates represents amounts paid by the Partnership on behalf of an affiliated entity.

Payable to affiliates represents amounts owed to affiliated entities primarily for payments made on behalf of the Partnership and amounts owed by the Partnership to BASP for its share of Direct and Indirect Expenses paid on its behalf.

The Partnership does not charge or pay interest to affiliates on outstanding receivable and payable balances.

4. Notes Receivable

For certain corporate restructuring advisory engagements, the Partnership accepts notes receivable as compensation and reimbursement of expenses with the approval of the United States Bankruptcy Courts. As of December 31, 2003 a payment-in-kind secured note (the "Note") is carried at estimated fair value. The principal value of the Note as of December 31, 2003 is $1,275,000 and matures in 2005. The interest rate of the Note is 10.375%.

5. Concentration of Credit Risk

The Partnership invests substantially all excess cash in an open-end money market fund, which is included as cash and cash equivalents. The money market fund invests in commercial paper, government and municipal securities and other short-term, highly liquid instruments with a low risk of loss. The Partnership continually monitors the fund's performance in order to manage any risk associated with this investment.

6. Net Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Partnership's net capital ratio was 0.59 to 1 and its net capital of $9,222,745 was $8,859,881 in excess of the minimum regulatory requirement.

7. Fair Value of Financial Instruments

Cash and cash equivalents, receivables and payables are all carried at amounts which approximate fair value.

8. Defined Contribution Plan

BASP provides a 401(k) plan (the "Plan") for (i) all full-time employees of BASP who have attained age 20 ½ and have been employed by the Partnership and related entities for at least six months; and (ii) all hourly employees who have attained age 20 ½ and have worked more than 1,000 hours. For certain finance and administrative professionals who are participants of the Plan, BASP contributes 2% of such professional's pretax annual compensation up to a maximum of $1,600. In addition, BASP will contribute 50% of the first 4% of pretax annual compensation contributed by such professional participants with a maximum matching contribution of $1,600.

9. Commitments and Contingencies

Pursuant to a Guarantee Agreement dated March 31, 1994 and expiring on December 31, 2007 (the "Guarantee Agreement"), the Partnership has guaranteed an affiliated entity's letter of credit issued to a third-party lessor. The letter of credit was established to guarantee occupancy rent payments for the affiliated entity's New York City offices in accordance with a master lease agreement that expires on December 31, 2007 (the "Master Lease Agreement"). The Partnership will be required to make payments under the Guarantee Agreement in the event that the affiliated entity is unable to meet its obligations under the Master Lease Agreement. The Partnership's maximum exposure relating to the Guarantee Agreement was approximately $2,366,000 at December 31, 2003.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 17, 2004

The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

In planning and performing our audit of the financial statements of The Blackstone Group L.P. (the "Partnership") for the year ended December 31, 2003 (on which we issued our report dated February 17, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Affirmation

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Michael A. Puglisi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Blackstone Group L.P. for the year ended December 31, 2003, are true and correct. I further affirm that neither the Partnership nor any partner or principal officer has any proprietary interest in any account classified solely as that of a customer.

Michael A. Puglisi
Chief Financial Officer

Subscribed and sworn before me
this 25th day of February 2004

SONIA S. BOOKER
Notary Public, State of New York
No. 01BO6034988
Qualified in Queens County
Commission Expires December 20 2006